Registration No. 333-47105

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                              TII INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                                            66-0328885
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


                                -----------------

                               1385 Akron Street,
                               Copiague, NY 11726
                                 (516) 789-5000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                -----------------

                           Timothy J. Roach, President
                              TII Industries, Inc.
                                1385 Akron Street
                               Copiague, NY 11726
                                 (516) 789-5000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                    Copy to:
                             Richard A. Rubin, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6130

            Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

            If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

            If delivery  of the  prospectus  is expected to be made  pursuant to
Rule 434, please check the following box.   [_]



                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
                                                               PROPOSED       PROPOSED
TITLE OF                                                       MAXIMUM        MAXIMUM
EACH CLASS                                 AMOUNT              OFFERING       AGGREGATE       AMOUNT OF
OF SECURITIES                              TO BE               PRICE PER      OFFERING        REGISTRATION
TO BE REGISTERED                           REGISTERED(1)       SHARE(2)       PRICE           FEE
----------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value, and           2,480,000          $ 4.656        $11,546,880     $  3,406.33
associated Series D Junior
Participating Preferred Stock, $1.00
par value, Purchase Rights(3)

----------------------------------------------------------------------------------------------------------

(1)   Pursuant  to Rule  416(b),  there is also  covered  hereby all  additional
      securities   resulting  from   anti-dilution   adjustments  prior  to  the
      completion of the distribution of such registered securities.


(2) Previously paid. Estimated solely for the purpose of calculating the registration fee on the basis of, pursuant to Rule 457(c), the average of the high and low reported sales prices per share of the registrant's Common Stock, as quoted on The Nasdaq Stock Market National Market on February 23, 1998.

(3) Common Stock includes associated rights to purchase shares of the registrant's Series D Junior Participating Preferred Stock. Until the occurrence of certain prescribed events, none of which has occurred, the rights are not detachable from the Common Stock nor exercisable and will be transferred along with and only with the Common Stock. Accordingly, no separate registration fee is payable with respect thereto.



      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                                2,480,000 Shares

                              TII INDUSTRIES, INC.

                                  Common Stock


            This Prospectus relates to an aggregate of up to 2,480,000 shares (collectively, the "Shares") of Common Stock, $.01 par value per share ("Common Stock"), of TII Industries, Inc. ("TII" or the "Company") which may be offered and sold from time to time by the Selling Stockholders named herein. See "Selling Stockholders." The Shares consist of (i) up to 2,280,000 Shares which may be issued upon conversion of 5,000 shares of the Company's Series C Convertible Preferred Stock (the "Series C Preferred Shares") and (ii) 200,000 Shares which may be issued upon the exercise of Warrants which are exercisable until January 25, 2001 (the "Warrants"). The Series C Preferred Shares and the Warrants were sold by the Company in a private placement (the "Private Placement"). For a discussion of the Private Placement and the Series C Preferred Shares and the Warrants, see "Private Placement."


            The Shares may be offered for sale from time to time by the Selling Stockholders, or their successors in interest, in the over-the-counter market, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold directly by the Selling Stockholders or through brokers or dealers. In connection with any such sales, Selling Stockholders and brokers or dealers participating in such sales may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution." The Shares covered by this Prospectus may also be sold under Rule 144 promulgated under the Securities Act, including paragraph (k) thereof ("Rule 144"), instead of under this Prospectus, to the extent Rule 144 becomes available for such sale.


            The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company received an aggregate of $5,000,000 (approximately $4,550,000, net of the estimated expenses) from the sale of the Series C Preferred Shares and the Warrants in the Private Placement and the Company may receive up to approximately $1,400,000 if the Warrants are exercised in full. The Company will bear all expenses in connection with the filing of the Registration Statement of which this Prospectus forms a part, except that the Selling Stockholders will pay all discounts and commissions payable to broker-dealers and the fees and expenses of counsel to the Selling Stockholders in excess of $2,000.


            See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective investors.


            The Common Stock of the Company is included on The Nasdaq Stock Market's National Market System ("Nasdaq/NMS") under the symbol TIII. On May 14, 1998, the closing sales price per share of the Common Stock on Nasdaq/NMS was $5.125.

                             ----------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.
                             ----------------------


                   The date of this Prospectus is May __, 1998

                              AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information electronically filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). The Common Stock is traded on The Nasdaq National Market and such reports and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


            This Prospectus does not contain all the information set forth in the Registration Statement (No. 333- 47105) on Form S-3 (the "Registration Statement") of which this Prospectus forms a part, including exhibits relating thereto, which has been filed with the Commission in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement and the exhibits thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined, without charge, at the principal office of the Commission.


                      INFORMATION INCORPORATED BY REFERENCE


            The following documents, filed by the Company with the Commission (File No. 1-8048) pursuant to the Exchange Act, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for its fiscal year ended June 27, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 26, 1997 , December 26, 1997 and March 27, 1998;
(iii) the Company's Current Reports on Form 8-K dated (dates of earliest event reported) July 29, 1997, January 6, 1998 , January 26, 1998 (as amended) and May 7, 1998; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on November 3, 1980 under the Exchange Act and the description of the Company's Series D Junior Participating Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A filed with the Commission on May 15, 1998 under the Exchange Act, including any amendment or report filed by the Company for the purpose of updating such descriptions. Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


            The Company will provide, without charge, to each person (including any beneficial owner) to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such exhibits are expressly incorporated by reference in such documents). Requests should be directed to TII Industries, Inc., 1385 Akron Street, Copiague, New York 11726,
(516) 789-5000, Attention: Paul G. Sebetic, Vice President-Finance.

            Unless the context otherwise requires, the terms "TII" or the "Company" refer to TII Industries, Inc. and its subsidiaries. In evaluating an investment in the Company, prospective investors should consider the factors discussed under the caption "Risk Factors" in addition to the other information included herein and in the information incorporated herein by reference (see "Information Incorporated by Reference", above). Certain statements included in this Prospectus (and the information incorporated herein by reference) concerning future results, future performance, intentions, objectives, plans and expectations are forward-looking statements that are subject to a number of known and unknown risks and uncertainties that may cause the Company's actual results and performance to be materially different from those anticipated or discussed herein. Certain factors which may cause such differences are discussed in cautionary statements under the caption "Risk Factors" in this Prospectus.

                                   THE COMPANY

            TII designs, manufactures and markets overvoltage surge protectors, network interface devices ("NIDs"), station electronics and fiber optic products for use in the communications industry. The Company sells its products to telephone operating companies ("telcos"), including to four of the five Regional Bell Operating Companies ("RBOCs") and most of the 1,300 independent telcos, original equipment manufacturers ("OEMs"), cable television ("CATV") providers and competitive access providers of communications services.

            TII has been a leading supplier of subscriber station overvoltage surge protectors to U.S. telcos for over 25 years. The Company believes that its proprietary overvoltage surge protectors offer superior, cost-effective performance features and characteristics, including high reliability, long life cycles and advanced protection against adverse environmental conditions. Overvoltage surge protectors are mandated in the United States by the National Electric Code ("NEC") to be installed on subscriber telephone lines to prevent injury to users and damage to their equipment due to surges caused by lightning and other hazardous overvoltages.

            The Company also markets a complete line of NIDs tailored to customer specifications. NIDs house the Federal Communications Commission mandated demarcation point between telco-owned and subscriber-owned property. NIDs typically also enclose overvoltage surge protectors and various station electronic products, which, among other things, allow a telco to remotely test the integrity of its lines, thereby minimizing costly maintenance dispatches. To address the demand for voice, high-speed data and interactive video services, telcos and other communications providers are expanding and upgrading their networks to accommodate the higher bandwidth necessary to transmit these services. To meet its customers' needs, TII has introduced a broadband NID product line specifically designed to house the telcos' technology of choice, whether traditional twisted pair lines or high-bandwidth coaxial cable or fiber optic lines.

            As an integral part of the Company's broadband NID product line, the Company recently developed a high-performance patented coaxial overvoltage surge protector to safeguard coaxial cable lines. While providing overvoltage surge protection, the Company's in-line coaxial overvoltage surge protector is virtually transparent to the network, permitting high-bandwidth signals to be transmitted without adversely affecting the signal. The Company also markets its coaxial overvoltage surge protector to CATV providers of interactive services. Proposed revisions to the NEC, currently anticipated to take effect in 1999, would require overvoltage surge protection on all new or existing CATV lines intended to carry voice, data or interactive video services.

            The Company also produces and sells a line of fiber optic products, including custom-designed enclosures and LIGHTRAX(R), a unique fiber optic management system used to route sensitive fiber optic cable throughout a facility. These products are used to connect the telcos' local and long distance networks to their central offices, as well as to route fiber optic lines throughout subscriber locations.

            The Company's principal executive office is located at 1385 Akron Street, Copiague, New York 11726 and its telephone number is (516) 789-5000.

                                  RISK FACTORS

            In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to other information included in this Prospectus and reports incorporated in this Prospectus by reference.

RECENT NET LOSSES


            The Company reported net losses of $2,325,000, $188,000, $160,000, $2,492,000 and $1,013,000 for the quarters ended March 28, 1997, June 27, 1997,
September 26, 1997 , December 26, 1997 and March 27, 1998, respectively.

            During the third  quarter of fiscal 1997 (ended March 28,  1997),  a joint venture with which the Company had entered into a strategic arrangement to develop and manufacture advanced overvoltage surge protectors was dissolved. Following such dissolution, the Company increased its allowance for the inventory which was produced for the joint venture. In addition, during the third quarter of fiscal 1997, the Company implemented certain measures to reduce costs and enhance profitability, including (i) reducing personnel, (ii) moving certain production processes to the Company's lower cost facility in the
Dominican Republic, (iii) outsourcing certain manufacturing processes, (iv) realigning the Company's sales and marketing force and (v) discontinuing certain lower margin products. These actions resulted in non-recurring charges of $3.0 million ($2.9 million of which was charged to cost of sales and $50,000 was charged to each of selling, general and administrative expense and research and development expense) in the third quarter of fiscal 1997, consisting of an increase to the allowance for inventory primarily related to the joint venture product line (approximately $2.7 million), as well as severance related costs (approximately $250,000) and costs to close or move certain production processes (approximately $50,000). The Company and one of the joint venturer partners agreed to continue to manufacture and market the products without the participation of the other joint venture partner. The Company does not expect to incur any other charges as a result of the effects of the dissolution of the joint venture.

            In September 1997 and July 1997, the Company was awarded contracts with one RBOC and one independent telco, respectively, each of which was a pre-existing unaffiliated customer, for various products within its newly developed broadband NIDs product line. For strategic purposes, the Company accepted orders under one of these contracts which it believed it could fulfill under an aggressive delivery time schedule that mandated it to seek to accelerate production. Beginning in the fourth quarter of fiscal 1997 and continuing through the third quarter of fiscal 1998, the Company incurred additional manufacturing costs in gearing up toward the accelerated production of its new broadband NID product line , compounded, in the second quarter of fiscal 1998, by production disruptions as the Company sought to meet a customer's requested delivery schedules. These additional manufacturing costs included the hiring of temporary personnel during the initial phases of production, the outsourcing of certain production processes, initial purchases of materials in smaller than usual quantities for which volume discounts were not available, lower initial manufacturing yields and additional freight and other expediting costs. Additionally, results were also adversely affected by continuing expenditures relating to the Company's movement of certain production processes to the Company's lower cost facility in the Dominican Republic. The disruptions were primarily caused by (i) the failure of certain vendors to, in turn, meet the Company's delivery requirements for required molds and inventory components, (ii) production breakdowns which produced significant delays and yield losses during the initial production process and (iii) delays in completing the training of permanent employees for both the Company's Puerto Rico and Dominican Republic facilities, as well as temporary manufacturing employees hired at its Puerto Rico facilities to meet the accelerated production schedule.

            As a result, in the second quarter of fiscal 1998, the Company's net sales decreased to $10.1 million compared to $13.0 million in the comparable period in fiscal 1997 (a 22% decline), its gross profit margin was $493,000 compared to $3.4 million in the second quarter of fiscal 1997 and the Company experienced a net loss of $2.5 million compared to a profit of $905,000 in the second quarter of fiscal 1997. While the Company resolved most of the production issues toward the end of the second quarter, during the third quarter of fiscal 1998, the Company continued to experience certain yield losses, costs associated with outsourcing the production of certain injection molded parts and added costs to air freight products to meet customer delivery requirements.

            Therefore, although sales and, with the completion of its relocation program and the commencement of volume deliveries of its broadband NIDS, gross profit increased in the third quarter of fiscal 1998 over the second quarter of fiscal 1998, the Company's net sales were $35.9 million for the nine months ended March 27, 1998, compared to $37.5 million for the first nine months of fiscal 1997 (a decline of 4.2%) and its gross profit was $4.7 million (or 13.1% of sales) for the nine months ended March 27, 1998 compared to (excluding the non-recurring charge of $2.9 million discussed above) $9.8 million (or 26.1% of sales) for the first nine months of fiscal 1997 (a decline of 51.9%). While the Company expects sales and gross profit margins to continue to increase, the Company does not anticipate that its gross profit margins will return to levels in effect prior to the third quarter of fiscal 1997 in the foreseeable future. With modifications resulting in some, but minimal, disruption, the Company expects that it will be able to gear up effectively for sales of products in its new broadband NID product line under the second contract, production for which began during the latter part of the third quarter of fiscal 1998. There can, however, be no assurances that the Company will become profitable.


RISK OF LOSS OF NEW CONTRACTS


               To meet the delivery commitments established in the two recently awarded contracts, the Company has been expanding production for volume deliveries of these products which began in the third quarter of fiscal 1998. The broadband NID product line has required significant, and will require some additional, capital investment in production and test equipment, molds and fixtures, as well as the maintenance of sufficient inventory levels, for much of which the Company is dependent upon timely performance by outside vendors. The Company must also complete leasehold improvements to its facilities in the Dominican Republic and may be required to train additional personnel to meet the requirements of its new contracts and to increase production of broadband NIDs, including under the new contracts. While the Company experienced production disruptions in the second quarter of fiscal 1998 under one of the new contracts, it has been able to retain this contract and is currently meeting shipment schedules required under both contracts. Should similar disruptions occur in the future, the Company could lose these contracts. Such loss could have a material adverse effect on the Company. See "--Recent Net Losses."




DEPENDENCE UPON KEY CUSTOMERS; LACK OF LONG TERM COMMITMENTS

            Direct sales to the Company's RBOC customers, their known distributors and OEMs known to use the Company's products as components in equipment manufactured for RBOCs have historically accounted for a substantial majority of the Company's net sales. The U.S. telephone industry is highly consolidated with the five RBOCs and GTE Corporation servicing over 85% of all subscriber lines. In most instances, the Company's sales are made under open purchase orders received from time to time from its customers pursuant to master supply contracts covering one or various products of the Company. Certain of such contracts permit the customer to terminate the contract due to the availability of more advanced technology or the Company's inability to deliver a product that meets the specifications on time and certain supply contracts provide that the customer may terminate the contract at any time upon notice. Four of the five RBOCs specify one or more of the Company's overvoltage surge protectors for use at their subscriber station locations. While the Company is not dependent upon any particular supply contract, the loss of one or more RBOCs as purchasers of the Company's products, or a substantial diminution in the orders received from such purchasers, could have a material adverse effect on the Company.


MAINTENANCE OF INVENTORY LEVELS TO RESPOND TO CHANGING CUSTOMER NEEDS

            The Company maintains significant levels of inventories to meet the rapid delivery requirements of its customers. The introduction or announcement by the Company or its competitors of products embodying new technologies, improvements on existing technologies or changes in industry standards or customer requirements could render the Company's existing products obsolete or unmarketable. Most of the contracts under which the Company supplies its products enable the customer to reduce or cease purchases with little or no advance notice. There can be no assurance that one or more of the Company's customers will not limit, defer or cease purchases of the Company's products which could also result in inventory write-downs or allowances, charges to earnings or otherwise have a material adverse effect on the Company. See "--Recent Net Losses."

NEW PRODUCT INTRODUCTION AND EVOLVING INDUSTRY STANDARDS

            The market for the Company's products is characterized by changing technology, evolving industry standards, changes in customer requirements and product introductions and enhancements. The Company's success will depend, in large measure, upon its ability to rapidly identify and develop new, competitively priced products to keep pace with continuing changes in technology and customer preferences. Although the Company continually seeks to improve its existing products and develop new products and enhancements to meet the needs of its customers and the marketplace, there can be no assurance that the Company will be able to respond timely to changing industry and customer needs. The Company believes that its future success will also depend in part upon its ability to enhance its current product offerings and develop new products that address its customers' needs for additional functionality and new technologies. Product development cycles can be lengthy and are subject to changing requirements and unforeseen factors which can result in delays. In addition, new products or features, when first released by the Company, may contain defects that, despite testing by the Company, are discovered only after a product has been installed and used by customers. Delays, undetected defects or product recalls could have a material adverse effect on the Company.

COSTS ASSOCIATED WITH PRODUCTION OF NEW PRODUCTS

            When the Company begins commercial production of new products, it typically incurs increased costs. These increased costs result from, among other things, the hiring of temporary personnel, the outsourcing of certain production processes, initial purchases of materials in smaller than usual quantities, lower initial manufacturing yields and additional freight and expediting costs. The failure of the Company to adequately control these increased production costs could have a material adverse effect on the Company. See "--Recent Net Losses."

TECHNOLOGICAL CHANGE IN OVERVOLTAGE SURGE PROTECTION

            The Company's  overvoltage surge protectors are based principally on gas tube technology. Solid state surge protectors have been developed for use within the telecommunications industry as a competitive technology to gas tubes. While solid state overvoltage surge protectors are faster at reacting to surges, gas tube overvoltage surge protectors have generally remained the station overvoltage surge protection technology of choice by most telcos because of the gas tube's ability to repeatedly withstand significantly higher energy surges than solid state overvoltage surge protectors. However, as communications equipment becomes more complex, the speed of the protector in reacting to a surge may be perceived to be more critical than its energy handling capabilities. Further, solid state protectors can be combined with gas tubes into a hybrid overvoltage surge protector module. While generally more expensive and complex than gas tube surge protectors, the hybrid surge protector can provide the speed of a solid state protector with the energy handling capability of a gas tube overvoltage surge protector. Although the Company has developed solid state and hybrid surge protectors, the development by competitors of solid state overvoltage surge protectors with increased energy handling capabilities, or the development of lower cost, more reliable hybrid surge protectors, could have a material adverse effect on the Company.

COMPETITION

            The Company is subject to significant competition with respect to all of its products. The Company's gas tube overvoltage surge protectors compete with other companies' gas tube overvoltage surge protectors, as well as with solid state and hybrid overvoltage surge protectors. A substantial portion of the Company's subscriber overvoltage surge protectors are used in NID housings assembled by the Company or by OEMs. Most NIDs sold in the United States are produced by competitors of the Company, some of which also market overvoltage surge protectors and station electronics. In addition, other suppliers to telcos could enter the market and compete with the Company. Furthermore, the
Telecommunications Act of 1996 permits the RBOCs, which are presently the principal users of the Company's products, to manufacture telecommunications equipment. Accordingly, the RBOCs could decide to manufacture and supply their own NIDs rather than purchase them from outside suppliers. Most of the Company's competitors and many of those who could enter the Company's market are well-established suppliers to the telcos and are, or are part of, large corporations which have substantially greater assets, financial resources and larger sales forces, manufacturing facilities and research and development staffs than those of the Company.

INDUSTRY CONSOLIDATION AND PRICING PRESSURE

            The telcos have been going through a period of consolidation. As a result of this consolidation and the telcos' resulting purchasing power, combined with the strength of certain of the Company's competitors, the pricing pressures in markets in which the Company competes have increased.

            In virtually all instances in which the Company has master supply contracts, including with the RBOCs, such contracts do not establish minimum purchase commitments but govern other terms and conditions, including price. The Company's supply contracts generally prohibit the Company from increasing the price of its products sold thereunder for stated periods of time. Accordingly, any significant increase in the Company's costs during such periods, without offsetting price increases, could have a material adverse effect on the Company. In addition, certain of the Company's RBOC supply contracts contain declining price provisions. Such contractually mandated reductions in product selling prices could adversely affect gross margins of the Company if it cannot achieve corresponding reductions in unit manufacturing costs.

OFFSHORE MANUFACTURING

            Except for its fiber optic products, which are produced in North Carolina, the Company manufactures its products in facilities in Puerto Rico and the Dominican Republic. As a result, the Company is subject to certain risks of doing business outside the mainland of the United States, such as the potential for delays and added delivery expenses in meeting rapid delivery schedules of its customers. Additionally, the Company's Dominican Republic operations are subject to potential currency fluctuations, labor unrest and political instability, restrictions on the transfer of funds, export duties and quotas and U.S. customs and tariffs and the potential for U.S. government sanctions, such as embargos and restrictions on importation, should certain political or social events occur. Any such delays, unrest or sanctions could have a material adverse effect on the Company.

INTERNATIONAL SALES

            Although to date, the Company's export sales have not been material, the Company intends to expand its international sales and marketing efforts which could pose certain risks, such as complying with multiple and potential conflicting regulations and product specifications, export and import limitations, tariffs, differences in intellectual property protection, currency fluctuations, overlapping or different tax structures, political and economic instability and trade restrictions. There can be no assurance that these efforts will be effective or that the Company will achieve significant international sales.


DEPENDENCE ON COMPONENT SUPPLIERS

            Although the Company generally uses standard and widely available components and supplies in the manufacture of its products, a gel used to seal the terminals of its new modular station protectors is currently available from a single source and the Company generally purchases many of its components and supplies from a single or limited number of sources in order to obtain quantity purchase discounts and maintain standardization and quality control over such components. Certain components and supplies are obtained from manufacturers located outside the United States, which could subject the availability and control thereof to changes in government policies, tariffs, import restrictions and other factors beyond the Company's control. The Company has no contracts with suppliers of the components utilized in the manufacture of its products which extend for more than one year. Except for delays encountered by the Company in its attempt to accelerate production of its new broadband NID product line for two new contracts, the Company has not experienced material difficulties or delays in obtaining components or supplies in the past (see "-- Recent Net Losses"). While the Company believes that substantially all raw materials it uses in the ordinary course will continue to be available in adequate quantities at competitive prices, there can be no assurance that the Company will not experience delays in delivery, the absence of components or supplies or increases in prices in the future which could have a material adverse effect on the Company.

PATENT PROTECTION AND INFRINGEMENT RISKS; LICENSE AGREEMENTS

            Although the Company has patent protection on certain of its products or components, it relies primarily on trade secrets and nondisclosure agreements to protect its proprietary rights. There can be no assurance that these protections will be adequate to protect its proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology and obtain patent or other protections thereon, or that the Company can maintain its technology as trade secrets. Also, there can be no assurance that any patents the Company possesses will not be invalidated, circumvented or challenged. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States and may require modifications to be made to the Company's products in order to obtain any necessary foreign patents or government approvals, which could affect the Company's ability to increase its international sales. The failure of the Company to protect its intellectual property rights could have a material adverse effect on the Company.

            While the Company believes that its present products and technology do not infringe the patents or intellectual property rights of others and is not aware of any threatened patent or intellectual property infringement claims against it, there can be no assurance that such claims will not be asserted against the Company in the future. Any litigation resulting from such claims could be expensive and time consuming, could divert management's attention from other matters or could otherwise have a material adverse effect on the Company, regardless of the outcome of the litigation. An adverse determination in any such proceeding or failure to obtain a license from a prevailing claimant on satisfactory terms could prevent the Company from manufacturing and selling products covered by the patent or intellectual property in question, which also could have a material adverse effect on the Company.

            In addition to protecting its trade secrets, know-how and proprietary rights to technology, the Company has obtained, and may in the future be required to obtain, licenses to patents or other proprietary rights of third parties. Pursuant to certain of such licenses, the Company will be obligated to pay royalties to third parties, including minimum royalties. No assurance can be given that any license required under any patent or other proprietary rights would be made available to the Company on acceptable terms, if at all. If the Company does not obtain any required licenses it could experience delays in product development or interruptions of product sales while it attempts to design around blocking patents, or it could find that the development, manufacture or sale of products which require such licenses is foreclosed.

GOVERNMENT REGULATION

            The telecommunications industry is subject to regulation in the United States and in other countries. In the United States, the Federal
Communications Commission and various state public service or utility commissions regulate the telcos and other communication access providers who use the Company's products. While such regulations typically do not apply directly to the Company, the effects of such regulations, which are under continuous review and subject to change, could adversely affect the Company's customers and, therefore, the Company.

            Although compliance with applicable federal, state and local environmental regulations has not had, and the Company does not believe compliance therewith in the future will have, a material adverse effect on the Company's earnings, capital expenditures or competitive position, there can be no assurance that continued compliance will not have a material adverse effect on the Company in the future.

DEPENDENCE ON KEY MANAGEMENT AND PERSONNEL

            The Company's success depends to a significant degree upon the continuing contributions of its key management and technical personnel. In particular, the Company's business would be materially adversely affected if it were to lose the services of Timothy J. Roach, the Company's President and Chief Executive Officer. The Company does not carry key man insurance on the life of Mr. Roach. While the Company currently has a five-year employment agreement with Mr. Roach which is automatically renewed annually, the loss of his services or the services of certain of the Company's key management or technical personnel could have a material adverse effect on the Company.

NO DIVIDENDS

            The Company intends to retain any future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's Revolving Credit Agreement prohibits the Company from declaring and paying any dividends.

POTENTIAL VOLATILITY OF STOCK PRICE

            The market price of the Common Stock has at times been, and may in the future be, subject to wide fluctuations. Factors that may adversely affect the market price of the Common Stock include, among other things, quarter to quarter variations in operating results, changes in earnings estimates by analysts, announce ments regarding technological innovations or new products, announcements of gains or losses of significant customers or contracts, prospects in the communications industry, changes in the regulatory environment, market conditions and the sale or attempted sale of large amounts of the Common Stock into the public markets.

SHARES ELIGIBLE FOR FUTURE SALE


            Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. In addition to the Shares covered by this Prospectus, which may be sold following conversion of the Series C Preferred Shares and exercise of the Warrants, as of May 15, 1998, 6,303,476 shares of Common Stock were freely tradeable without restriction under the Securities Act. The remaining 1,310,388 outstanding shares of Common Stock are owned by persons who may be deemed to be "affiliates" of the Company and are presently eligible for sale under Rule 144, subject to Rule 144's volume and other limitations. Of such remaining shares, 500,000 shares are presently subject to an effective and current registration statement under the Securities Act and, as such, are freely tradeable without such limitations.

            In addition, 300,000 shares, issuable upon conversion of convertible indebtedness issued in 1991 to an unaffiliated third party, will, if and when converted, be eligible for immediate sale under paragraph (k) of Rule 144 without any volume or other limitation. The Company has also registered, for future issuance under the Securities Act, 2,430,176 shares of Common Stock subject to its stock option plans (of which 2,336,676 shares were subject to outstanding options on May 15, 1998). Any such shares issued upon the exercise of options by persons who are not affiliates of the Company will be freely tradeable upon issuance and any such shares issued to affiliates will be eligible for sale under Rule 144 without any further holding period but subject to certain volume and other limitations.


            In addition to the Shares registered hereunder and the foregoing shares, the Company has also registered for resale (i) 60,000 shares of Common Stock which are subject to future issuance upon the exercise of warrants issued in September 1993 to purchase such shares until August 31, 1998 at an exercise price of $6.5625 per share and (ii) 20,000 shares of Common Stock which are subject to future issuance upon the exercise of warrants issued in July 1996 to purchase such shares until July 15, 2001 at an exercise price of $6.15 per share (all of such warrants were issued to broker-dealers for financial advisory and consulting services and were transferred by such firms to various of their employees).

ANTI-TAKEOVER CONSIDERATIONS

            The Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Company entitled to vote thereon to authorize: (i) any merger or consolidation of the Company or any of its subsidiaries with or into another entity; (ii) any sale, lease or exchange of all or substantially all of the assets of the Company and its subsidiaries taken as a whole if, as of the record date for determining stockholders entitled to vote on a matter in (i) or (ii), the other party to the transaction beneficially owns 10% or more of the Company's outstanding capital stock entitled to vote in the election of directors (other than a person who beneficially owned at least 10% of the Company's voting capital stock at December 3, 1979); or (iii) the dissolution of the Company. The supermajority voting requirement does not apply to a transaction with a person or entity who became such 10% beneficial owner after the Company's Board of Directors approved the transaction in (i) or (ii) or as to a dissolution of the Company if such dissolution is substantially consistent with such an approved transaction. A corporation, person or other entity is deemed to be the beneficial owner of any shares of capital stock of the Company (i) which it has the right to acquire, hold or vote pursuant to any agreement (including, without limitation, a revocable proxy) or otherwise, or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause of (i) above), by any other corporation, person or entity (A) with which it or its affiliate or associate has any agreement, arrangement or understanding for the purpose of acquiring, voting or holding or disposing of capital stock of the Company, or (B) which is its affiliate or associate, but shall not include any shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants, options or otherwise. Mr. Alfred J. Roach is the only person known to be a beneficial owner of 10% or more of the Company's voting stock at December 3, 1979.

            On May 7, 1998, the Board of Directors adopted a shareholder rights plan. Under the rights plan, the Company will distribute one preferred sotck purchase right to each holder of record of Common Stock at the opening of business on May 21, 1998. Each right will initially entitle stockholders to buy one one-thousand of a share of Series D Junior Participating Preferred Stock at a purchase price of $30 per one one-thousandth of a share of such Series D Junior Participants Preferred Stock. The rights do not become exercisable until a person or group acquires 20% or more of Common Stock or announces a tender offer which would result in such person or group owning 20% or more of the the Common Stock. If a person acquires 20% or more of the Common Stock, each right will entitle its holder (other than such acquirer) to purchase, at a purchase price of $30, a number of shares of Common Stock having a market value of $60. The rights also entitle holders to purchase shares of an acquirer's Common Stock in certain instances. Under certain circumstances the rights may be redeemed by the Board of Directors or exchanged for shares of Common Stock.


            The Board of Directors is divided into three classes, each of which is elected in successive years for three-year terms. Accordingly, any persons seeking to acquire voting control of the Company solely through the election of directors would have to elect directors at two annual stockholders' meetings in order to elect a majority of the Board.

            The Company's Certificate of Incorporation permits the Company's directors to issue shares of Preferred Stock in one or more series and to designate the terms of each series without further stockholder action. The Company also is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder.

            These provisions could serve to impede or prevent any attempts by outside persons or business concerns to obtain control of the Company or have a depressive effect on the price of the Common Stock. See "Description of Capital Stock."

         EFFECTS OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128

            Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") requires the replacement of previously reported primary and fully diluted earnings per share required by Accounting Principal Board Opinion No. 15, with basic earnings per share and diluted earnings per share commencing with periods ending after December 15, 1997. Per share amounts for the five fiscal years ended June 27, 1997 have been restated as follows to conform to the requirements of SFAS 128:




                                                                      Fiscal year ended
                                                      ------------------------------------------------
                                                      June 27,   June 28,  June 30,  June 24,  June 25,
                                                      1997(a)     1996      1995      1994      1993
                                                      -------    -------   -------   -------   -------
                                                         (In thousands, except per share amounts)
NET (LOSS) PROFIT PER SHARE BASIC - CALCULATION:
Net (loss) profit                                     ($  856)   $ 3,737   $ 2,942   $ 2,389   $ 1,212
Weighted average shares outstanding                     7,430      7,111     4,372     4,139     3,835
Net (loss) profit per share - basic                   ($ 0.12)   $  0.53   $  0.67   $  0.58   $  0.32

NET (LOSS) PROFIT PER SHARE DILUTED - CALCULATION:
                                                      -------    -------   -------   -------   -------
Weighted average shares outstanding                     7,430      7,111     4,372     4,139     3,835
Incremental shares from options and warrants             --          658     3,175     3,042     1,588
Incremental shares from convertible note payable to
   Overseas Private Investment Corporation               --          300       300       410      --
Incremental shares from Preferred Stock
   conversion                                            --           79       555       332       442
                                                      -------    -------   -------   -------   -------
Weighted average shares outstanding - diluted           7,430      8,148     8,402     7,923     5,865
                                                      =======    =======   =======   =======   =======

Net (loss) profit                                     ($  856)   $ 3,737   $ 2,942   $ 2,389   $ 1,212
Add:  Effects of treasury stock method calculation
      Reduction of interest expense on debt              --          151       722       711       356
      Interest earned on investment in U.S.
                    Government Securities                --         --         603       165        91
                                                      -------    -------   -------   -------   -------
Adjusted net profit                                   ($  856)   $ 3,888   $ 4,267   $ 3,265   $ 1,659
                                                      =======    =======   =======   =======   =======

Net (loss) profit per share - diluted                 ($ 0.12)   $  0.48   $  0.51   $  0.41   $  0.28
                                                      =======    =======   =======   =======   =======

----------------------

      (a) The incremental shares from assumed conversions are not included in computing the diluted share amounts in the fiscal year ended June 27, 1997 because the Company had a net loss and their inclusion would have been antidilutive. All outstanding options, warrants and convertible securities and their respective exercise and conversion prices are detailed in Notes 6 and 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended June 27, 1997, which is incorporated in this Prospectus by reference.

                                PRIVATE PLACEMENT


            On January 26, 1998, the Company completed a private placement of 5,000 shares of its newly-created Series C Convertible Preferred Stock (the
"Series C Preferred Shares") and Warrants to purchase an aggregate of 200,000 shares of the Company's Common Stock (the "Warrants") to two qualified institutional buyers and three other accredited investors for an aggregate purchase price of $5,000,000. In connection with such private placement, the Company paid a commission of $250,000 to a registered broker-dealer for its services in placing the Series C Preferred Shares and Warrants. The net proceeds from the private placement, estimated at $4,550,000, are intended to be used to purchase additional equipment and leasehold improvements to increase the Company's manufacturing capacity to support recently awarded contracts and for working capital.

            The following discussion of the Series C Preferred Shares and the Warrants is qualified in its entirety by reference to (i) the Certificate of Designation under which the Series C Preferred Shares were created (the "Certificate of Designation") and (ii) the form of Warrant, copies of which were filed as exhibits to the Company's Current Report on Form 8-K dated (date of earliest event reported) January 26, 1998. See "Information Incorporated by Reference."

            The Series C Preferred Shares bear no dividends, have a liquidation preference of $1,150 per Series C Preferred Share and have no voting rights, except as required by the DGCL and with respect to (a) any changes to the Certificate of Designation or the Company's Certificate of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series C Preferred Shares and (b) any issuance of any additional Series C Preferred Shares. The Series C Preferred Shares are convertible into shares of the Company's Common Stock commencing on May 27, 1998, following which a holder may convert, in any thirty-day period, up to one-third of the aggregate number of Series C Preferred Shares purchased by the initial holder of such Series C Preferred Shares, subject to acceleration of the conversion right in certain cases. The Series C Preferred Shares are convertible into shares of the Company's Common Stock (a) at a conversion price equal to approximately $7.08 per share (the "Fixed Conversion Price") until July 25, 1998 and (b) thereafter at a conversion price equal to the lower of (i) the Fixed Conversion Price or (ii) 95% of the average of the closing bid prices of the
Company's  Common Stock  during the ten  consecutive  trading  days  immediately preceding the conversion date of the Series C Preferred Shares. The Fixed Conversion Price and percentage set forth above are subject to reduction subject to certain exceptions, based upon periods of time that sales of shares of Common Stock underlying the Series C Preferred Shares cannot be made under a registration statement. The conversion price is also subject to anti-dilution adjustments under a formula in certain circumstances, including, with certain exceptions, (a) the issuances of Common Stock, or the issuance of securities which are exercisable into, exchangeable for or convertible into Common Stock, for a consideration (including amounts receivable upon such exercise, exchange or conversion) at below the then Fixed Conversion Price and (b) subdivisions or combination of the Company's Common Stock. The Company is subject to potential penalties in the event it fails to timely permit conversion of Series C
Preferred Shares. The Company is not obligated to issue more than 1,520,000 shares of Common Stock upon conversion of Series C Preferred Shares (the "Exchange Cap") if the issuance of a larger number would breach the Company's obligations under rules and regulations of The Nasdaq Stock Market. If the Company cannot issue Common Stock for any reason, including by reason of the Exchange Cap, or fails to have sufficient shares registered under the Securities Act for resale, the Company is to issue as many shares of Common Stock as it is able to issue without violating any restriction and the holder of unconverted Series C Preferred Shares may, among other things, require the Company to redeem those Series C Preferred Shares which the Company is unable to convert at a redemption price per Series C Preferred Share equal to the greater of $1,150 or the closing bid price on the proposed conversion date of the Common Stock which would have otherwise been issued.

            Unless converted or redeemed prior thereto, the Series C Preferred Shares are to be automatically converted into Common Stock on January 26, 2003 (subject to possible delay in certain instances). The Company may also require conversion of the Series C Preferred Shares at any time on or after January 26, 2001, subject to the fulfillment of certain conditions.

            The Series C Preferred  Shares are redeemable,  prior to conversion,
(a) at the option of the Company until May 26, 1998 at a redemption price of $1,150 per Series C Preferred Share and (b) at the option of the holders thereof at a price equal to the higher of $1,150 or the then closing bid price of the underlying shares of the Company's Common Stock in the event of certain business combinations of the Company, the sale of substantially all of the Company's assets or in the case of a purchase, tender or exchange offer for more than 50% of the Company's Common Stock and, in certain other cases, including the failure of the Company to obtain effectiveness of the registration statement discussed above by September 23, 1998, to maintain such registration statement effective for specified periods of time, to maintain the listing of the Company's Common Stock on Nasdaq/NMS or to convert Series C Preferred Shares.


            The Warrants are exercisable until January 25, 2001 at an exercise price equal to approximately $7.03 per share, subject to adjustment in the event of stock splits, dividends, combinations, reclassifications, recapitalizations or like capital adjustments.


            The Company has filed the Registration Statement of which this Prospectus forms a part covering the resale by the Selling Stockholders of Shares they may acquire upon conversion of the Series C Preferred Shares and of Shares they may acquire upon the exercise of the Warrants should they choose to do so. The Company has further agreed to maintain the effectiveness of the Registration Statement until all shares of Common Stock issued upon conversion of the Series C Preferred Shares and exercise of the Warrants are sold or until they may be sold without registration pursuant to paragraph (k) of Rule 144 promulgated under the Securities Act. The Company has also agreed to permit, with certain exceptions, the investors to join in other registration statements filed by the Company. The Company is to bear all expenses in connection with any such registration other than underwriting discounts and commissions, fees and disbursements of investment bankers for the investors and the fees and expenses of counsel to the Selling Stockholders in excess of $2,000.

                              SELLING STOCKHOLDERS


            The following table sets forth information, as at May 15, 1998, as to (i) each Selling Stockholder's beneficial ownership of the Company's Common Stock prior to the offering of any Shares hereunder by such Selling Stockholder,
(ii) the number of Shares which may be offered for sale hereunder and (iii) the number of shares of the Company's Common Stock to be beneficially owned by such Selling Stockholder after the offering.



                                                                                          Shares of
                                                                                           Common
                                            Shares of Common                               Stock
                                           Stock Beneficially       Shares of Common    Beneficially
                                             Owned Prior to      Stock to be Offered     Owned After
    Name                                      Offering(1)            Hereunder(1)         Offering
    ----                                      -----------            ------------         --------
Leonardo, L.P.                                1,736,000(2)             1,736,000             0
GAM Arbitrage Investments, Inc.                 148,800(3)               148,800             0
AG Super Fund International Partners, L.P.      148,800(3)               148,800             0
Raphael, L.P.                                   148,800(3)               148,800             0
Ramius Fund, Ltd.                               297,600(4)               297,600             0

----------------------------

(1) The number of shares underlying Series C Preferred Shares which are covered hereby represent 150% of the number of shares subject to the Exchange Cap. See "Private Placement."

(2) Includes 1,596,000 shares subject to issuance upon conversion of 3,500 Series C Preferred Shares (based on 150% of the Exchange Cap related to such Series C Preferred Shares) and 140,000 shares subject to issuance upon the exercise of Warrant.

(3) Includes 136,800 shares subject to issuance upon conversion of 300 Series C Preferred Shares (based on 150% of the Exchange Cap related to such Series C Preferred Shares) and 12,000 shares subject to issuance upon the exercise of Warrant.

(4) Includes 273,600 shares subject to issuance upon conversion of 600 Series C Preferred Shares (based on 150% of the Exchange Cap related to such Series C Preferred Shares) and 24,000 shares subject to issuance upon the exercise of Warrant.

                          DESCRIPTION OF CAPITAL STOCK


            The following is a summary of certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Certificates of Designation containing the preferences and relative rights and qualifications, limitations and restrictions of the Company's Series C Convertible Preferred Stock (the "Series C Preferred Shares") and Series D Junior Participating Preferred Stock (the "Series D Preferred Stock"), and the By-laws, all of which are exhibits incorporated by reference in the Registration Statement of which this Prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

            The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, $1.00 par value per share, issuable in series (the "Preferred Stock"). As of May 15, 1998, there were issued and outstanding 7,613,864 shares of Common Stock and 5,000 shares of Series C Preferred Shares. In addition, the Company's Board of Directors has also authorized the potential future issuance of Series D Preferred Stock (see "- - Certain Provisions of the Certificate of Incorporation and By-laws -- Stockholders' Rights Plan," below).


            COMMON STOCK

            Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of holders of Preferred Stock, the holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the Company's presently issued and outstanding Common Stock are fully paid and non-assessable.

            PREFERRED STOCK

            The Preferred Stock is issuable in one or more series from time to time at the discretion of the Board of Directors. The Board is authorized, with respect to each series, to fix its designation, powers, preferences (including with respect to dividends and on liquidation), rights (including voting, dividend, conversion, sinking fund and redemption rights) and limitations. Shares of Preferred Stock issued by action of the Board of Directors could be utilized, under certain circumstances, as a method of making it more difficult for a party to gain control of the Company without the approval of the Board of Directors.




            A description of the Series C Preferred Shares, issued in the Private Placement, including their preferences and relative rights and qualifications, limitations and restrictions, is contained under the caption "Private Placement," above, and a discussion of the authorized Series D Preferred Stock is discussed below under the caption "- - Certain Provisions of the Certificate of Incorporation and By-laws -- Stockholders' Rights Plan." Except therefor, the Company presently has no plans or arrangements for the issuance of any additional Preferred Stock.


            CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

            Supermajority Vote Required for Certain Transactions

            The Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Company entitled to vote thereon to authorize: (i) any merger or consolidation of the Company or any of its subsidiaries with or into another entity; (ii) any sale, lease or exchange of all or substantially all of the assets of the Company and its subsidiaries taken as a whole if, as of the record date for determining stockholders entitled to vote on a matter in (i) or (ii), the other party to the transaction beneficially owns 10% or more of the
Company's  outstanding  capital  stock  entitled  to  vote  in the  election  of directors (other than a person who beneficially owned at least 10% of the Company's voting capital stock at December 3, 1979); or (iii) the dissolution of the Company. The supermajority voting requirement does not apply to a transaction with a person or entity who became such 10% beneficial owner after the Company's Board of Directors approved the transaction in (i) or (ii) or as to a dissolution of the Company if such dissolution is substantially consistent with such an approved transaction. A corporation, person or other entity is deemed to be the beneficial owner of any shares of capital stock of the Company
(i) which it has the right to acquire, hold or vote pursuant to any agreement (including, without limitation, a revocable proxy), or otherwise, or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause of (i) above), by any other corporation, person or entity (A) with which it or its affiliate or associate has any agreement, arrangement or understanding for the purpose of acquiring, voting or holding or disposing of capital stock of the Company, or (B) which is its affiliate or associate, but shall not include any shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants, options or otherwise. Mr. Alfred J. Roach is the only person known to be a beneficial owner of 10% or more of the Company's voting stock at December 3, 1979.


            Classification of Board of Directors and Removal of Directors

            The Certificate of  Incorporation  and By-laws of the Company divide the Board of Directors into three classes, designated Class I, Class II and Class III, respectively, each class to be as nearly equal in number as possible. At each annual meeting of stockholders, directors are elected to succeed those in the class whose terms then expire, each elected director to serve for a term expiring at the third succeeding annual meeting of stockholders after such director's election, and until the director's successor is elected and qualified. Thus, directors elected stand for election only once in three years. The Certificate of Incorporation and By-laws of the Company also provide that directors may be removed only for cause by stockholders.

            Amending the Foregoing Provisions

            The Company's Certificate of Incorporation and By-laws further provide that the affirmative vote of the holders of at least 75% of the Company's outstanding voting stock is required to make, alter or repeal, or to adopt any provision inconsistent with, the foregoing provisions of the Company's Certificate of Incorporation or Bylaws.


            Stockholders' Rights Plan

            On May 7, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan providing for a dividend to the Company's stockholders of one preferred share purchase right (a "Right" and, collectively with all other Rights being issued, the "Rights") for each share of Common Stock issued and outstanding at the opening of business on May 21, 1998. Each subsequent share of Common Stock issued will also be entitled to a Right. The terms of the Rights are set forth in a Rights Agreement between the Company and Harris Trust Company of Chicago, as Rights Agent (the "Rights Agreement"). The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement and Certificate of Designation containing the preferences and relative rights and qualifications, limitations and restrictions of the Series D Preferred Stock, which are exhibits to (incorporated by reference into) the Registration Statement of which this Prospectus forms a part.

            The Rights expire on May 15, 2008 (unless extended), have no voting power or rights to dividends, and are not detachable and not separately transferable from the Company's Common Stock until the Distribution Date (as defined below).

            The Rights become detached from Common Stock, separately distributed to holders of Common Stock and exercisable upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the Company's outstanding Common Stock, or (ii) ten business days (or a later date as is determined by the Company's Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group beneficially owning 20% or more of the Company's outstanding Common Stock (the earlier of such dates being the "Distribution Date").

            Each Right entitles the holder to purchase from the Company one one-thousandth of a share of the Series D Preferred Stock at a price of $30 per one one-thousandth of a share of Series D Preferred Stock (the "Purchase Price"), subject to adjustment. Shares of Series D Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each one-one thousandth of a share of Series D Preferred Stock, when issued, will be entitled to a minimum preferential quarterly dividend payment of $.01 per share or, if greater, an aggregate dividend equal to the dividend declared on a share of Common Stock. In the event of the liquidation of the Company, the holders of Series D Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per one one-thousandth of a share of Series D Preferred Stock or, if greater, an aggregate payment equal to the payment made per share of Common Stock. Each one-one thousandth of a share of Series D Preferred Stock will have one vote, voting together with Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each one-one thousandth of a share of Series D Preferred Stock will be entitled to receive an amount equal to that received by a share of Common Stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the Series D Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth of a share of Series D Preferred Stock purchasable upon exercise of each Right should approximate the value of one Common Share.

               In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision is to be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Purchase Price of the Right. If the number of shares of Common Stock available for issuance is not sufficient to permit the exercise in full of the Rights, the Company will issue securities, cash, debt or other assets having an economic value equivalent to the economic value of the Rights or will reduce the Purchase Price.

            In the event that, after a person or group has become an Acquiring Person, the Company is acquired by any other person in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provision is to be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, that number of shares of common stock of the entity acquiring the Company or the Company's assets having a market value equal to two times the Purchase Price of the Right.

            At any time after any person or group becomes an Acquiring Person and, prior to the acquisition by such person or group, owns 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series D Preferred Stock (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            The Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right at any time prior to the time a person becomes an Acquiring Person. The Company may redeem the Rights within ten days following the time a person becomes an Acquiring Person only if (i) such person notifies the Company's Board of Directors that the person acquired such stock inadvertently and (ii) such person disposes of enough Common Stock such that at the time of redemption such person no longer owns 20% or more of the outstanding Common Stock.

            In general, until the Rights become exercisable, the terms of the Rights Agreement may be amended or supplemented without the approval of any holders of the Rights. Following the Distribution Date, the Company can amend the Rights Agreement only to cure an ambiguity, to correct or supplement a provision of the Rights Agreement which may be defective or inconsistent with the other provisions of the Rights Agreement, to shorten or lengthen the time periods set forth in the Rights Agreement, or to change or supplement the provisions of the Rights Agreement in a manner not adverse to the holders of the Rights (other than an Acquiring Person). During any time that the Rights are not subject to redemption, the Company may not amend the Rights Agreement to lengthen any time period relating to when the Rights may be redeemed or lengthen any other time period unless such lengthening is for the purpose of protecting the holders of the Rights.


            Section 203 of the Delaware General Corporation Law

            The Company is subject to the provisions of Section 203 of the DGCL.
In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the time that person becomes an interested stockholder, unless: (i) prior to the time that person became an interested stockholder, the board of directors approved either the business combination or the transaction in which the person becomes an interested stockholder; (ii) the person acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the person becomes an interested stockholder; or (iii) the business combination is approved by the board of directors and by at least 66-2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held at or subsequent to the time such person became an interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock.
Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

            Anti-Takeover Effects

            The foregoing provisions of the Company's Certificate of Incorporation and By-laws and the effects of Section 203 of the DGCL could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the continuity and stability of the Board of Directors and the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change in control of the Company. These provisions are also designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions may discourage third parties from making tender offers for the Company's shares. As a result, the market price of the Common Stock may not benefit from any premium that might occur in anticipation of a threatened or actual change in control. Such provisions also may have the effect of preventing changes in the management of the Company.

            LIMITATION ON DIRECTORS' LIABILITY

            In accordance with the DGCL, the Certificate of Incorporation provides that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions (such as merger transactions) have already been consummated. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

            INDEMNIFICATION

            The Certificate of Incorporation and By-laws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the DGCL. Section 145 of the DGCL provides, in general, that the Company may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and such expenses.

            TRANSFER AGENT AND REGISTRANT

            The transfer agent and registrar for the Common Stock is Harris Trust Company of New York, Wall Street Plaza, 88 Pine Street, New York, New York 10005.


                              PLAN OF DISTRIBUTION

            The Shares may be offered for sale, from time to time, by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, in the over-the-counter market, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares covered by this Prospectus may also be sold under Rule 144 (including paragraph (k) thereof) instead of under this Prospectus, to the extent available for such sale. Shares under this Prospectus may be sold by one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; (c) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or (d) negotiated transactions between Selling Stockholders and purchasers without a broker or dealer. In connection with any sales, a Selling Stockholder and broker or dealer participating in such sales may be deemed "underwriters" within the meaning of the Securities Act.

            Brokers or dealers selling under this Prospectus may receive commissions, discounts or concessions from a Selling Stockholder and/or purchasers of the Shares for whom such broker or dealers may act as agents, or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). The Selling Stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any such commissions, discounts or concessions and any gain realized by such broker or dealer on the sale of Shares which it purchases as a principal may be deemed to be underwriting compensation to the broker or dealer.

            While the Selling Stockholders are not restricted in selling Shares during any periods of time, they may not, in any thirty-day period, convert more than one-third of the number of Series C Preferred Shares purchased by them in the Private Placement. The Selling Stockholders have been advised by the Company that during the time each is engaged in distributing Shares covered by this Prospectus, each must comply with the requirements of the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act, and pursuant thereto, among other things: (i) may not engage in any stabilization activity in connection with the Company's securities; (ii) must furnish each broker through which Common Stock covered by this Prospectus may be offered with the number of copies of this Prospectus which are required by each broker; and (iii) may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the Exchange Act.



                                  LEGAL MATTERS

            The validity of the Common Stock offered hereby was passed upon by Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036.

                                     EXPERTS

            The consolidated financial statements and schedules of TII Industries, Inc. incorporated by reference from the Company's Annual Report on Form 10-K for the year ended June 27, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

=======================================  =======================================

      No person has been authorized in
connection   with  the  offering  made
hereby to give any  information  or to
make any  representation not contained
in this  Prospectus or a supplement to
this  Prospectus,  and,  if  given  or
made,     such      information     or
representation must not be relied upon
as  having  been   authorized  by  the
Company,  the Selling  Stockholders or              2,480,000 Shares
any   other   person.   Neither   this
Prospectus  nor any supplement to this
Prospectus  constitutes  an  offer  to            TII INDUSTRIES, INC.
sell or a solicitation  of an offer to
buy,  any  securities  other  than the
securities  to which it  relates or an                Common Stock
offer to sell or the  solicitation  of
an offer to buy such securities in any
jurisdiction  where,  or to any person
to whom it is unlawful to make such an
offer  or  solicitation.  Neither  the
delivery  of this  Prospectus  nor any
supplement to this  Prospectus nor any
sale  made   hereunder  or  thereunder
shall, under any circumstances, create
any implication that there has been no
change in the  affairs of the  Company
since the date  hereof or  thereof  or
that the information  contained herein
is correct  as of any time  subsequent
to  the   dates  as  of   which   such
information is furnished.

          -----------------

          TABLE OF CONTENTS
                                  Page
                                  ----

Available Information............... 2
Information Incorporated by
  Reference......................... 2
The Company......................... 3
Risk Factors........................ 4

Effects of Statement of Financial
  Accounting Standards No. 128 .....12
Private Placement...................13
Selling Stockholders................15
Description of Capital Stock........16
Plan of Distribution................20
Legal Matters.......................21                  May ___, 1998
Experts.............................21


=======================================  =======================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     --------------------------------------


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            It is estimated that the following expenses will be incurred in connection with the proposed offering hereunder. All of such expenses will be borne by the Company.



Registration fee - Securities and Exchange Commission ........  $    3,406.33
Nasdaq Listing Fees ..........................................      17,500.00(1)
Legal fees and expenses ......................................      15,000.00(2)
Accounting fees and expenses .................................       5,000.00
Printing and engraving expenses ..............................       1,000.00
Miscellaneous ................................................       3,093.67
                                                                -------------
                          Total ..............................  $   45,000.00
                                                                =============

---------------------
(1) Paid in connection with the Private Placement. All other expenses relate solely to this Registration Statement and are in addition to expenses for the Private Placement.

(2) Includes the estimated portion of fees and expenses of counsel to the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the registrant, may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding , whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnity for such expenses. Article XII of the registrant's By-laws provides that the registrant shall so indemnify such persons. In addition, Article 12 of the registrant's Restated Certificate of Incorporation, as amended, provides, in general, that no director of the registrant shall be personally liable to the registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the DGCL (which provides that, under certain circumstances, directors may be jointly and severally liable for willful or negligent violations of the DGCL provisions regarding the payment of dividends or stock repurchases or redemptions), as the same exists or hereafter may be amended; or
(iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16.    EXHIBITS:

Exhibit Number                                         Description

4(a)(1) Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on December 10, 1996. Incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 1996 (File No. 1-8048).


4(a)(2) Certificate of Designation, as filed with the Secretary of State of the State of Delaware on January 26, 1998. Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated (date of earliest event reported) January 26, 1998 (File No. 1-8048).

4(a)(3) Certificate of Designation, as filed with the Secretary of State of the State of Delaware on May 15, 1998. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) May 7, 1998 (File No. 1- 8048).


4(b)              By-laws of the Company, as amended.  Incorporated by reference
                  to  Exhibit  4.02  to  Amendment   No.  1  to  the   Company's
                  Registration Statement on Form S-3 (File No. 33- 64980).


4(c) Rights Agreement, dated as of May 15, 1998, between the Company and Harris Trust of Chicago. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) May 7, 1998 (File No. 1-8048).


5* Opinion of Parker, Chapin, Flattau & Klimpl, LLP as to the legality of the Common Stock being offered and consent.

23(a)*            Consent of Arthur Andersen LLP.

23(b)* Consent of Parker Chapin Flattau & Klimpl, LLP (to be included in Exhibit 5).


24+ Powers of Attorney of certain officers and directors of the registrant .

99(a) Form of Warrant issued to the investors in the Company's January 26, 1998 private placement. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (date of earliest event reported) January 26, 1998 (File No. 1-8048).

99(b) Securities Purchase Agreement dated as of January 26, 1998 by and among the Company and the investors in the Company's January 26, 1998 private placement. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K (date of earliest event reported) January 26, 1998 (File No. 1-8048).

99(c) Registration Rights Agreement dated as of January 26, 1998 by and among the Company and the investors in the Company's January 26, 1998 private placement. Incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K (date of earliest event reported) January 26, 1998 (File No. 1-8048).

----------
*     Filed herewith.

+ Previously filed as part of the signature page of the original filing of this Registration Statement.

Item 17.    Undertakings.

            The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Copiague, State of New York, on the 15th day of May, 1998.


                                        TII INDUSTRIES, INC.


                                        By:    /s/Timothy J. Roach
                                           --------------------------
                                           Timothy J. Roach, President




            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of May, 1998.



       Signature                               Title
       ---------                               -----


/s/ Alfred J. Roach*                    Chairman of the Board
-------------------------
Alfred J. Roach



/s/ Timothy J. Roach                    President (Chief Executive Officer)
-------------------------               and Director
Timothy J. Roach


/s/ Paul G. Sebetic                     Vice President - Finance (Chief
-------------------------               Financial and Accounting Officer)
Paul G. Sebetic




/s/ C. Bruce Barksdale*                 Director
-------------------------
C. Bruce Barksdale



/s/ Dorothy Roach*                      Director
-------------------------
Dorothy Roach



/s/ Joseph C. Hogan*                    Director
-------------------------
Joseph C. Hogan



/s/ William G. Sharwell*                Director
-------------------------
William G. Sharwell

/s/ James R. Grover, Jr.*               Director
-------------------------
James R. Grover, Jr.





*By: /s/ Timothy J. Roach
     ----------------------
     Timothy J. Roach
     Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number    Description
--------------    -----------

4(a)(1) Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on December 10, 1996. Incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 1996 (File No. 1-8048).


4(a)(2) Certificate of Designation, as filed with the Secretary of State of the State of Delaware on January 26, 1998. Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated (date of earliest event reported) January 26, 1998 (File No. 1-8048).

4(a)(3) Certificate of Designation, as filed with the Secretary of State of the State of Delaware on May 15, 1998. Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated (date of earliest event reported) May 7, 1998 (File No. 1-8048).


4(b)              By-laws of the Company, as amended.  Incorporated by reference
                  to  Exhibit  4.02  to  Amendment   No.  1  to  the   Company's
                  Registration Statement on Form S-3 (File No. 33- 64980).


4(c) Rights Agreement, dated as of May 15, 1998, between the Company and Harris Trust of Chicago. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported) May 7, 1998 (File No. 1-8048).


5* Opinion of Parker, Chapin, Flattau & Klimpl, LLP as to the legality of the Common Stock being offered and consent.

23(a)*            Consent of Arthur Andersen LLP.

23(b)* Consent of Parker Chapin Flattau & Klimpl, LLP (to be included in Exhibit 5).


24+ Powers of Attorney of certain officers and directors of the registrant.

99(a) Form of Warrant issued to the investors in the Company's January 26, 1998 private placement. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (date of earliest event reported) January 26, 1998 (File No. 1-8048).

99(b) Securities Purchase Agreement dated as of January 26, 1998 by and among the Company and the investors in the Company's January 26, 1998 private placement. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K (date of earliest event reported) January 26, 1998 (File No. 1-8048).

99(c) Registration Rights Agreement dated as of January 26, 1998 by and among the Company and the investors in the Company's January 26, 1998 private placement. Incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K (date of earliest event reported) January 26, 1998 (File No. 1-8048).



----------
*     Filed herewith.

+ Previously filed as part of the signature page of the original filing of this Registration Statement.